Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS
For the year ended December 31, 2012

The following Management’s Discussion and Analysis (“MD&A”) for Timmins Gold Corp. together with its wholly owned subsidiaries (“Timmins” or the “Company”) is prepared as of March 15, 2013 and relates to the financial condition and results of operations for the year ended December 31, 2012. The three months ended December 31, 2012 is also referred to as the “current period”, “fourth quarter” or “Q4 2012”. The year ended December 31, 2012 is also referred to as “YTD 2012”. Past performance may not be indicative of future performance. This MD&A should be read in conjunction with the audited consolidated financial statements (“consolidated financial statements”) and related notes for the year ended December 31, 2012 which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS” or “GAAP”). As a result of the change in the Company’s year-end from March 31 to December 31 during the previous fiscal year, the comparative period for the year ended December 31, 2012, is the nine months ended December 31, 2011.

The first, second, third and fourth quarters of the Company’s fiscal year are referred to as “Q1”, “Q2”, “Q3” and “Q4”, respectively. All amounts are presented in United States dollars (“US dollars” or “USD”), the Company’s presentation currency, unless otherwise stated. References to “C$” and “MXP” are to Canadian dollars and Mexican pesos, respectively.

Statements are subject to the risks and uncertainties identified in the “Risks and Uncertainties”, “Cautionary Note to U.S. Investors” and “Cautionary Note Regarding Forward-Looking Statements” sections of this document. The Company has included the non-GAAP performance measure of cash cost per gold ounce on a by-product basis throughout this document. For further information, see the “Non-GAAP Measures” section of this document.

2012 HIGHLIGHTS

  Metal revenues were a record $156.2 million, compared to $90.8 million during the nine months ended December 31, 2011.

  Profit from operations was a record $60.6 million, compared to $36.6 million during the nine months ended December 31, 2011.

  Cash flows from operations were a record $46.9 million, compared to $25.3 million during the nine months ended December 31, 2011.

  Cash at December 31, 2012 was $24.2 million after investing $34.3 million in exploration and plant expansion. Cash at December 31, 2011 was $9.9 million after investing $29.2 million in exploration and plant expansion.

  The Company produced a record 94,444 ounces of gold and sold a record 94,128 ounces of gold, compared to 55,487 and 56,777, respectively, during the nine months ended December 31, 2011.

  The Company’s cash cost per ounce on a by-product basis was $743, compared to $591 during the nine months ended December 31, 2011. The increase over prior period is primarily the result of global price increases in consumables used in gold production as well as increased quantities of consumables used. Also impacting the cash costs is the inclusion of $2.1 million in variable compensation paid during 2012, which was not incurred during the nine months ended December 31, 2011, which increased cash costs by $22 per ounce. Cyanide cost was $8.4 million, compared to $4.2 million during the nine months ended December 31, 2011.

  Significant milestones:

  On March 14, 2012, the Company announced an updated resource estimate for the San Francisco Gold Property (the “Gold Property”). The new estimate contains 1,575,000 total measured and indicated resource ounces and 1,351,000 inferred ounces. This represents 9% and 34% increases, respectively, over the previous estimate, which was released September 2011;

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

  Completion of the new crushing circuit, which has increased crushing capacity to 24,000 tonnes per day (“t/d”);

  Completion of close to 100,000 meters of drilling at the Gold Property;

  Installation of a new carbon strip column; and

  Installation of new higher volume stacker and conveyors.

FOURTH QUARTER HIGHLIGHTS

  Metal revenues were $40.6 million, compared to $35.5 million during the same prior year period. This represents a 14% increase over the prior year.

  Profit from operations was a record $16.0 million, compared to $15.8 million during the same prior year period. This represents a 1% increase over the prior year.

  Cash flows from operations were $12.9 million, compared to $11.5 million during the same prior year period. This represents a 13% increase over the prior year.

  Cash at December 31, 2012 was $24.2 million after investing $17.7 million in exploration and plant expansion. Cash at December 31, 2011 was $9.9 million after investing $8.0 million in exploration and plant expansion.

  The Company produced 24,556 ounces of gold and sold 24,241 ounces of gold, compared to 21,524 and 21,895, respectively, during the same prior year period. This represents a 14% and 11% increase of ounces produced and sold, respectively, over the prior year.

  The Company’s cash cost per ounce on a by-product basis was $760, compared to $646 during the same prior year period and $715 during Q3 2012. The increase over prior year is primarily the result of global price increases in consumables used in gold production as well as increased quantities of consumables used. The quarter over quarter increase is attributed to longer down-time than originally estimated to expand the existing crushing circuit, conveyors and processing plant. As a result, slightly fewer ounces were placed on the pads than projected. Also impacting the fourth quarter cash costs is the inclusion of variable compensation of $1.4 million which increased cash costs by $58 per ounce. An additional increase of $25 per ounce in cash costs is a direct result of a $0.6 million increase in corporate and administrative expenses not incurred in the same prior year period relating to an increase in salaries and maintenance costs. This increase in cash costs is partially offset by the higher grades realized in the current quarter of 0.82 g/t Au compared to the same prior year quarter 0.78 g/t Au, and the reduction in mining services cost to $1.59 per tonne of material mined from $1.64 per tonne in the original contract.

  The drill program for the Gold Property continued in Q4 2012 and during October 2012 was expanded to 100,000 meters for calendar 2012:

  A total of 8,046 meters of drilling were completed in and around the San Francisco open pit gold mine (“the Mine”) (YTD 2012 - 18,946 meters);

  A total of 33,358 meters were drilled on the La Chicharra open pit gold mine (“La Chicharra”) located two kilometers west of the Mine (YTD 2012 - 77,720 meters); and

  A total of 4,524 meters were drilled at El Basurero and Casa de Piedra (YTD 2012 - 8,764 meters), which are the eastern and western parts of the Gold Property, respectively.

  Significant milestones:

  During December 2012, the Company produced and sold a record 9,349 and 11,073 ounces of gold, respectively; and

  Completion of the construction of the expanded crushing circuit.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

RECENT DEVELOPMENTS
  During January and February 2013, the Company completed the drilling of 266 holes totalling 60,488 meters on the Gold Property.
OVERVIEW OF THE BUSINESS

Timmins Gold Corp. is a publicly traded gold producer engaged in the operation, development, exploration and acquisition of resource properties in Mexico. The Company owns and operates the Mine in the state of Sonora, Mexico. The Mine and La Chicharra are collectively known as the the San Francisco Gold Property, or the Gold Property. The Company has title to the approximately 200,000 hectares of exploration claims in and around the Gold Property.

The Company also has title to the TIM claims located in the state of Zacatecas, Mexico. The Company has also entered into a property option agreement to earn an interest in the San Onesimo mineral concessions located in the state of Zacatecas, Mexico. The Company also has title to the Santa Maria del Oro claim in the state of Jalisco, as well as 40,000 hectares in the state of Nayarit, Mexico for the El Capomo property.

The Company’s common shares are listed on the Toronto Stock Exchange (TSX: TMM) and the New York Stock Exchange MKT (NYSE MKT: TGD). Further details on Timmins Gold Corp. can be found in the Company’s associated documents, including its Annual Information Form, at www.sedar.com or on the Company’s website at www.timminsgold.com.

OUTLOOK

The Company’s growth strategy is to increase its production profile from 2012 guidance of 100,000 ounces and actual production of 94,444 ounces to 2013 guidance of 125,000 - 130,000 ounces, to achieve 2013 cash cost guidance of $700 - $750 per ounce and to increase its reserve base through a number of initiatives, including the following:

  Stabilizing crushing capacity throughput at the Gold Property at 24,000 t/d;

  Commencing production at La Chicharra;

  Doubling the capacity of the ADR gold plant to 200,000 ounces per year; and

  Continuing the Company’s exploration program, which is currently targeting 150,000 meters in 2013 (100,000 meters at the Mine and the balance to be conducted at La Chicharra and other regional targets) with an estimated total cost (including assays) of $100 per meter.

These growth initiatives are expected to be financed by internal cash flow generated from the operations at the Gold Property.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF ANNUAL FINANCIAL RESULTS
		Year ended		Nine months ended		Year ended
		December 31, 2012		December 31, 2011		March 31, 2011
Gold sold (oz)		94,128		56,777		62,762
Silver sold (oz)		56,252		28,897		33,874
Average realized gold price (per oz)		$1,661		$1,599		$1,324
Average London spot gold price (per oz)		$1,669		$1,634		$1,294
Metal revenues		$156,192		$90,769		$83,080
Profit from operations		$60,610		$36,576		$35,126
Earnings		$36,068		$20,874		$6,590
Earnings per share
-basic		$0.25		$0.15		$0.05
-diluted		$0.25		$0.15		$0.05
Cash flows from operations		$46,869		$25,304		$42,744
Cash dividends declared	$	Nil	$	Nil	$	Nil
Total assets		$217,304		$162,220		$113,710
Total long-term liabilities		$33,614		$25,765		$18,738

Earnings for the Company increased to $36.1 million for YTD 2012, compared to $20.9 million for the nine months ended December 31, 2011 as a result of the following factors:

Metal revenues

The Company sold 94,128 gold ounces at an average realized gold price of $1,661 per ounce, compared to sales of 56,777 gold ounces at an average realized gold price of $1,599 per gold ounce during the nine months ended December 31, 2011. Total metal revenues from mining operations were $156.2 million, compared to $90.8 million during the nine months ended December 31, 2011.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $71.6 million, compared to $34.5 million during the nine months ended December 31, 2011. This increase is attributed to the increased number of ounces sold; planned lower grade ore being mined year over year; additional cyanide and explosives consumption to optimize recoveries and crushing efficiencies; fluctuations in Mexican peso exchange rate against the US dollar; and the industry wide increases in key mining consumables prices such as cyanide and diesel due to global supply constraints and labour cost increases due to the demand for mining professionals.

Depletion and depreciation costs form a component of cost of sales and were $7.9 million, compared to $7.8 million during the nine months ended December 31, 2011. This resulted from the increased number of ounces sold, as well as the impact of a higher cost base of mineral properties, plant and equipment on hand, due to significant capital additions in the periods since December 31, 2011. Offsetting these increases to depletion and depreciation was an increased reserve base as disclosed in the March 14, 2012 update to the previously released National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) dated November 23, 2011.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

Corporate and administrative expenses

Corporate and administrative expenses increased to $16.0 million, compared to $11.9 million during the nine months ended December 31, 2011. Share-based payments form a component of the corporate and administrative expenses and increased to $6.1 million from $5.4 million during the nine months ended December 31, 2011. This resulted from the share options issued during YTD 2012 having a higher fair value than those issued during the nine months ended December 31, 2011. Salaries and consulting fees also increased to $3.4 million and $2.8 million, respectively, compared to $2.3 million and $2.2 million, respectively, during the nine months ended December 31, 2011 as a result of the shortened nine-month comparative period and the hiring of additional personnel during YTD 2012.

Finance expense

Finance expense was $2.5 million, compared to $2.6 million during the nine months ended December 31, 2011. The C$18.0 million debt agreement with Sprott Resource Lending Partnership was renegotiated during 2012 and now carries a cash interest rate of 8% rather than 12% under the original terms.

Income tax expense

Income tax expense was $21.1 million, compared to $11.8 million during the nine months ended December 31, 2011. The current tax expense increased to $14.2 million, compared to $5.3 million during the nine months ended December 31, 2011 due to the increased profitability of the mining operations in Mexico, offset by accelerated deductions enacted during the current quarter as well as currency fluctuations. Deferred tax expense was $6.9 million, compared to $6.5 million during the nine months ended December 31, 2011. The effective tax rate for the twelve months ended December 31, 2012 was impacted by the non-deductibility of the share-based payments and increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary.

Total assets

The $55.1 million increase in total assets during YTD 2012 is primarily due to increases in cash of $14.3 million due to profitable operations, increased exploration and investing activities related to mineral properties, plant and equipment of $28.6 million, and the increase in low grade ore stockpiled of $5.9 million.

Total long-term liabilities

The $7.8 million increase in total long-term liabilities during YTD 2012 is primarily due to increases in deferred income tax of $6.9 million as a result of taking accelerated deductions on capital expenses in Mexico for tax planning purposes, and an increase in the provision for site reclamation and closure of $0.8 million due to revised estimates in the calculation of the retirement obligation.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

REVIEW OF QUARTERLY FINANCIAL RESULTS
										Three			Three			Three			Three
										months			months			months			months
		Q4		Q3		Q2		Q1		Dec. 31,			Sep. 30,			Jun. 30,			Mar.31,
		2012		2012		2012		2012		2011	(1)		2011	(1)		2011	(1)		2011	(1)
Gold sold (oz)		24,241		25,153		23,499		21,235		21,895			16,917			17,965			18,047
Silver sold (oz)		16,203		13,857		14,452		11,740		11,635			8,640			8,622			10,501
Average realized gold price (per oz)		$1,682		$1,660		$1,624		$1,681		$1,621			$1,670			$1,504			$1,398
Average London spot gold price (per oz)		$1,722		$1,652		$1,609		$1,691		$1,688			$1,702			$1,506			$1,386
By-product cash cost (per oz)		$760		$715		$758		$740		$646			$580			$533			$498
Metal revenues		$40,596		$41,748		$38,160		$35,688		$35,495			$28,249			$27,025			$25,233
Profit from operations		$16,015		$18,338		$13,574		$12,683		$15,793			$10,334			$10,449			$9,636
Earnings		$12,006		$13,099		$6,163		$4,800		$11,531			$3,596			$5,747			$4,476
Earnings per share, basic and diluted		$0.09		$0.09		$0.04		$0.03		$0.08			$0.03			$0.04			$0.03
Cash flows from operations		$12,897		$14,507		$8,029		$11,436		$11,457			$7,821			$6,026			$15,543
Cash dividends declared	$	Nil	$	Nil	$	Nil	$	Nil	$	Nil		$	Nil		$	Nil		$	Nil

(1) Due to the change in year-end from March 31 to December 31 during the three months ended December 31, 2011, there is no Q3 period for the nine months ended December 31, 2011. Also, the previously reported Q4 2011, Q1 2012 and Q2 2012 periods have been renamed to “three months March 31, 2011”,“three months June 30, 2011” and “three months September 30, 2011”, respectively, so that the quarterly periods during calendar 2012 can be named Q1 2012, Q2 2012, Q3 2012, and Q4 2012.

Trend analysis

Metal revenues generally trended higher over the past eight quarters as the Company has benefited from high gold prices and increasing volume of gold ounces sold. Higher realized gold prices and gold sales have resulted in generally improved financial results.

Profit from operations and earnings have also trended upwards. The increase in the price of gold has been more influential on the bottom line than higher cash costs. In general, the quarterly results depict the improvement in the throughput of the operation and leaching process, as well as increasing metals prices.

Fourth quarter results

Earnings for the Company increased slightly to $12.0 million for Q4 2012, compared to $11.5 million for the three months ended December 31, 2011 as a result of the following factors:

Metal revenues

The Company sold 24,241 gold ounces at an average realized gold price of $1,682 per ounce, compared to sales of 21,895 gold ounces at an average realized gold price of $1,621 per gold ounce during the three months ended December 31, 2011.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

Total metal revenues from mining operations were $40.6 million, compared to $35.5 million during the three months ended December 31, 2011.

Cost of sales

Production costs, which comprise the full cost of operations less depreciation and depletion, form a component of cost of sales and were $18.9 million, compared to $14.5 million during the three months ended December 31, 2011. This increase is attributed to the increased number of ounces sold; additional cyanide and explosives consumption to optimize recoveries and crushing efficiencies; fluctuations in Mexican peso exchange rate against the US dollar; and the industry wide increases in key mining consumables prices such as cyanide and diesel due to global supply constraints and labour cost increases due to the demand for mining professionals.

Depletion and depreciation costs form a component of cost of sales and were $1.8 million, compared to $2.2 million during the three months ended December 31, 2011.

Corporate and administrative expenses

Corporate and administrative expenses increased to $3.8 million, compared to $3.0 million during the three months ended December 31, 2011. Share-based payments increased slighted to $1.0 million, compared to $0.9 million during the three months ended December 31, 2011. Salaries also increased to $0.9 million, compared to $0.5 million during the three months ended December 31, 2011 as a result of additional employees being hired since the prior year period.

Finance expense

Finance expense decreased to $0.5 million, compared to $0.8 million during the three months ended December 31, 2011, due to the modification of the C$18.0 million debt agreement with Sprott Resource Lending Partnership during Q2 2012. The new debt agreement carries a cash interest rate of 8% rather than 12% under the original terms.

Income tax expense

Income tax expense was $4.1 million, compared to $1.8 million during the three months ended December 31, 2011. The current tax recovery was $0.1 million, compared to a current tax expense of $0.6 million during the three months ended December 31, 2011. This current tax recovery was offset by an increase in deferred tax expense to $4.2 million, compared to a deferred tax expense of $1.2 million during the three months ended December 31, 2011. The effective tax rate for the three months ended December 31, 2012 was impacted by the non-deductibility of the share-based payments and increase in unrecognized tax assets of both the Canadian parent and non-operating Mexican subsidiary.

Q4 2012 vs. Q3 2012

Earnings for the Company decreased to $12.0 million for Q4 2012, compared to $13.1 million for Q3 2012 as a result of the following factors:

Metal revenues

The Company sold 24,241 gold ounces at an average realized gold price of $1,682 per ounce, compared to sales of 25,153 gold ounces at an average realized gold price of $1,660 per ounce during Q3 2012. Total metal revenues from mining operations were $40.6 million, compared to $41.7 million during Q3 2012.

Cost of sales

Production costs, which comprise the full cost of operation less depreciation and depletion, form a component of cost of sales and were $18.9 million, compared to $18.4 million during Q3 2012. The increase is due to the additional variable compensation accrued during Q4 2012.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

Depletion and depreciation costs form a component of cost of sales and were $1.8 million, compared to $2.2 million during Q3 2012 as a result of the slightly fewer ounces being sold during the current period.

Corporate and administrative expenses

Corporate and administrative expenses increased to $3.8 million, compared to $2.8 million during Q3 2012. Included in corporate and administrative expenses is $1.0 million of share-based payments for Q4 2012, compared to $0.8 million in Q3 2012 and salaries of $0.9 million for Q4 2012, compared to $0.7 million in Q3 2012. Consulting and professional fees increased to $0.9 million compared to $0.6 million during Q3 2012.

Finance expense

Finance expense was consistent at $0.5 million, compared to $0.5 million during Q3 2012.

Income tax expense

Income tax expense was $4.1 million, compared to $3.7 million in Q3 2012. The current tax recovery was $0.1 million, compared to a current income tax expense $3.8 million during Q3 2012 as a result of enacting tax planning strategies including accelerated deductions available in Mexico, and the impact of currency fluctuations. This decrease in current tax expense was supplemented by a deferred tax expense of $4.2 million, compared to a deferred tax recovery of $0.1 million during Q3 2012.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

SAN FRANCISCO GOLD MINE - OPERATIONS REVIEW

The Mine, which was commissioned in April 2010, is located in the Arizona-Sonora desert in the northern portion of the Mexican state of Sonora. The Mine is an open pit operation, with crushing and heap leach processing facilities. The following is a summary of the Company’s production statistics:

	Three months ended		Year ended	Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
Ore processed (t)	1,493,623	1,327,299	5,516,626	3,930,664
Average ore processed grade (g/t Au)	0.82	0.78	0.85	0.81
Ore mined (dry tonnes)	2,020,423	2,097,621	8,445,076	5,776,128
Average ore mined grade (g/t Au)	0.71	0.58	0.65	0.66
Ore stockpiled (t)	526,800	812,586	2,966,133	1,863,549
Average ore stockpiled grade (g/t Au)	0.27	0.27	0.25	0.28
Waste mined (t)	5,295,383	4,160,488	17,727,968	13,496,919
Total mined (t)	7,315,806	6,258,109	26,173,044	19,273,047
Strip ratio	2.62	1.98	2.10	2.34
Total days in period	92	92	365	275
Average ore processed per day (t/d)	16,235	14,427	15,114	14,293
Gold produced (oz)	24,556	21,524	94,444	55,487
Silver produced (oz)	16,203	11,664	56,252	29,806

The Company produced 24,556 gold ounces and 16,203 silver ounces during the current period, compared to 21,524 gold ounces and 11,664 silver ounces during the same prior year period.

The Company mined 7.3 million tonnes from the Mine during the current period, compared to 6.3 million tonnes during the same prior year period. Dry tonnes of ore mined were consistent at 2.0 million tonnes of ore during the current period from 2.1 million tonnes of ore during the same prior year period. The strip ratio increased to 2.62 during the current period from 1.98 during the same prior year period as a result of a planned increase in waste being mined.

The Company increased total tonnes mined quarter over quarter through calendar 2010 and 2011, which led to a planned expansion of the crushing facilities from 14,000 t/d to 16,000 t/d. The Company commissioned the expansion in July 2011 with successful testing through July and August 2011. The Company has installed an additional crushing circuit which has brought total crushing capacity to 24,000 t/d.

The Company stockpiled 0.5 million tonnes during the current period, compared to 0.8 million tonnes during the same prior year period.

The average grade of ore mined from the Mine during the current period and year ended December 31, 2012 was 0.71 g/t Au and 0.65 g/t Au, respectively, compared to the three months and nine months ended December 31, 2011 of 0.58 g/t Au and 0.66 g/t Au, respectively.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

The average grade of ore processed during the current period and year ended December 31, 2012 was 0.82 g/t Au and 0.85 g/t Au, respectively, compared to the three months and nine months ended December 31, 2011 of 0.78 g/t Au and 0.81 g/t Au, respectively.

GOLD PROPERTY - RESOURCE REVIEW

On September 20, 2011, the Company announced an updated NI 43-101 resource and reserve update prepared by MICON International Ltd, with the actual report being released November 23, 2011. On March 14, 2012, the Company released a further update to the resource estimate in which the measured and indicated and inferred resources were increased to 1,575,000 ounces and 1,351,000 ounces, respectively, from 1,441,000 ounces and 1,005,000 ounces, respectively. The March 14, 2012 resource estimate update was audited by MICON International Ltd.

Mineral reserves for the Gold Property, which are part of the mineral resources, are estimated to be:

In pit reserves	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Proven	49,030	0.584	920,000
Probable	23,361	0.546	410,000
Total proven and probable	72,391	0.572	1,330,000

Mineral reserves within the San Francisco pit design (June 30, 2011) at $1,100/oz gold price and after mining recovery and dilution.

The total resource of the Gold Property is estimated to be:

Resource classification	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Measured mineral resource	58,010	0.610	1,131,000
Indicated mineral resource	23,787	0.580	444,000
Total measured and indicated	81,797	0.600	1,575,000
Inferred mineral resource	93,202	0.450	1,351,000

Mineral resource estimate for the Gold Property (inclusive of mineral reserves) (cut-off grade of 0.128 g/t Au, $1,200/oz gold price)

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

As illustrated above, inferred resources are estimated to contain approximately 1,351,000 ounces of gold.

GOLD PROPERTY - DEVELOPMENT REVIEW

The Company’s budget for the next phase of exploration for the Gold Property is the result of the successful 2009-2012 drilling program.

San Francisco open pit gold mine

The Company employed nine drill rigs at the Mine from July 2011 to November 2011 to complete 56,315 meters of drilling (225 holes), which cost approximately $5.6 million. These meters are in addition to the 60,782 meters (441 holes) completed from January 2011 to June 2011, which cost approximately $6.0 million and were included in the most recent NI 43-101 Technical Report Update filed on November 23, 2011. The 56,315 meters of drilling are incorporated into the updated resource estimate, which was released on March 14, 2012.

During 2012, the Company employed 2 drill rigs at the Mine from January 2012 to December 2012 to complete 18,946 meters of drilling (116 holes), which cost approximately $1.9 million.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

The drilling program during 2012 was primarily focused on exploration to the south and to the west of the projected perimeter on the final pit design (based on the existing resource at the end of 2011), at a distance of 300 meters south and 500 meters to the east and west. The objectives of the drilling program were to identify continuity along strike and new mineral intervals along the footwall of the known ore body and to reduce or optimize the stripping ratio for approach to the mineral intersections.

The Company is focused on the continued development of the Mine and has commenced an additional drilling program for 100,000 meters of reverse circulation drilling at an approximate cost of $10.0 million as of January 2013. The results of this drilling program will be used in a future reserve and resource update.

Mineral reserves for the Mine, which are part of the mineral resources, are estimated to be:

In pit reserves	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Proven	42,850	0.604	831,000
Probable	21,395	0.556	383,000
Total proven and probable	64,245	0.588	1,214,000

The total resource of the Mine is estimated to be:

Resource classification	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Measured mineral resource	46,614	0.630	949,000
Indicated mineral resource	22,482	0.590	426,000
Total measured and indicated	69,096	0.620	1,375,000
Inferred mineral resource	79,456	0.450	1,156,000

La Chicharra open pit gold mine

The Company has also commenced a new exploration program on La Chicharra. La Chicharra is located 2 km west of the Mine. Discovered by Geomaque Explorations Ltd. (“Geomaque”) in the late 1990’s, it is estimated that approximately 37,000 ounces of gold were extracted and processed during Geomaque’s last year of operations.

The discovery of this deposit was the consequence of exploration programs comprised of magnetic ground surveys and soil geochemistry, using both conventional soil sampling and advanced surface exploration (Mobile Metal Ion - “MMI”) techniques. In both cases, samples returned very high values for the main mineralized zone in an area of low magnetics. Trenches were excavated to conduct chip sampling, which confirmed the presence of gold mineralization in the bedrock, and drilling delineated a deposit with a resource of 60,000 to 70,000 ounces of gold. Strong gold geochemical anomalies suggest that there is the possibility of further gold mineralization at depth.

Drilling was conducted in the west-northwest and north area of the existing La Chicharra pit. The drilling in the west-northwest area was focused on identifying continuity along strike of the known mineral body, while drilling in the north was focused on identifying additional mineralization at the wall of the existing La Chicharra mineral deposit.

During 2012, the Company employed 3 drill rigs at La Chicharra from February 2012 to December 2012 to complete 77,720 meters of drilling (349 holes), which cost approximately $7.8 million.

Ongoing drilling continues to the northwest of the La Chicharra prospect with the objective of testing mineralization along a strike length of over 600 meters.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

Mineral reserves for La Chicharra, which are part of the mineral resources, are estimated to be:

In pit reserves	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Proven	6,180	0.447	89,000
Probable	1,966	0.439	27,000
Total proven and probable	8,146	0.445	116,000

The total resource of La Chicharra is estimated to be:

Resource classification	Tonnes (‘000)	Grade (g/t Au)	Gold ounces
Measured mineral resource	11,396	0.500	182,000
Indicated mineral resource	1,305	0.440	18,000
Total measured and indicated	12,701	0.500	200,000
Inferred mineral resource	13,746	0.440	195,000

OTHER PROPERTIES - EXPLORATION REVIEW

San Onesimo

The property is situated 16 km to the northeast of the Camino Rojo gold deposit and 45 km southeast of the Peñasquito gold deposit.

Following up on the exploration work completed in 2011, IP and magnetic surveys were conducted over 18 lines to cover a total longitude of 76.9 km on three targets selected from the MMI soil sampling survey completed in 2011.

Six core drill holes were completed in 2012 for a total of 1,523 meters. The values of gold and some other trace elements detected by the drilling were low, however, they did confirm the favourable lithology of the area and suggest directing exploration toward the southwest of the property, as it contains a very strong geochemical anomaly associated with scarce outcrops with polymetalic mineralization.

TIM Claims

There are 5 mining concessions 100% owned by Timmins Goldcorp Mexico, all within the region of Mazapil-Concepcion del Oro. This region is located in the north of the state of Zacatecas, and has emerged over the last few year as one of the most active mining exploration and development regions in Mexico and all Latin America.

During 2012, the exploration activity in the southeast portion focused on an area 2 by 2 km, which was initially defined for high gold and silver values in two rock chip samples. Also, combined soil and rock chip sampling was completed on the El Marmol and El Tecolote areas. Initial samples were taken on isolated outcrops of assayed high silver values, and geology mapping and interpretation of aerial photos was performed as well. Geophysics work is planned for 2013.

Patricia Property

The property is located in the north-central portion of the state of Sonora, 50 km to the southwest of the Mine. The Company has undertaken trenching and systematic sampling which has returned anomalous gold values of between 1.0 to 2.0 g/t Au with potential silver and polymetallics. The Company has no plans for further exploration work while resources are allocated to the development of the Gold Property.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

Norma Property

The property is located 30 km northwest of the Mine. During 2011, the Company completed 2,090 meters of reverse circulation drilling, distributed in 16 drill holes along 2,000 meters of gold anomalous outcrops. Drilling returned intercepts ranging from 0.32 g/t to 27 g/t Au hosted in veins, veinlets and breccia, mainly in close contact to the sandstones and siltstones with dikes of monzonite. The Company has no current plans for further exploration work.

El Picacho Property

The property is located in the north-central portion of the state of Sonora, 20 km southwest of the Mine. Exploration by the Company included geological mapping, sampling and compilation of the exploration work performed by previous exploration companies on the property. The Company has drilled 8 holes on the property for a toal of 1,478 meters. The Company has no current plans for further exploration work.

La Mexicana target

The La Mexicana target is located 6.5 km north of the Mine. Mapping and sampling was performed along the north portion of the metamorphic precambrian belt of the San Francisco gold deposit, which includes systematic sampling of the existing underground works on the La Mexicana target. The assays included gold values as high as 28.91 g/t Au and generally showed consistency along the old underground workings.

In October 2011 and November 2011, 16 holes were drilled for a total of 2,669 meters to assist in further assessing the La Mexicana exploration potential. High grade gold values were intercepted however no exploration work is currently planned on this target.

La Pima target

The La Pima target consists of an outcrop on the large La Pima claim and beyond that in a series of northeast trending limestone ridges in the southwest part of the claim, 25 km northwest of the Mine and 13 km west of the town of Santa Ana. Sampling has returned values as high as 1,000 g/t Ag from old workings. The Company is assessing a drill program on this target.

El Capomo target

The El Capomo target is located in the south of the state of Nayarit and consists of six concessions covering more than 47,500 hectares. Prospecting work done on the property has identified favourable geology for mineral discoveries in at least five locations; the most significant is a series of quartz veins and quartz outcrops along 1,200 meters with widths varying from 0.70 meters to 3.0 meters with gold and silver grades varying from 0.28 to 3.45 g/t Au and 15 to 240 g/t Ag. The Company has no current plans to continue exploration work.

LIQUIDITY, CASH FLOWS AND CAPITAL RESOURCES

Liquidity

Liquidity risk is the risk that the Company will encounter difficulties in meeting obligations associated with its financial liabilities and other contractual obligations. The Company’s strategy for managing liquidity is based on achieving positive cash flows from operations to internally fund operating and capital requirements. Material increases or decreases in the Company’s liquidity and capital resources will be substantially determined by the success or failure of the Company’s operations, exploration, development and construction programs, its ability to obtain equity or other sources of financing, and the price of gold.

Factors that can impact the Company’s liquidity are monitored regularly and include the market price of gold, production levels, cash cost per gold ounce, capital costs, exploration expenditures, and foreign currency fluctuations.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

The Company monitors and manages liquidity risk by preparing regular periodic cash flow forecasts, and seeking flexibility in financing arrangements. In today’s metal price environment, the Company anticipates that funding from operating cash flows should be sufficient to fund the Company’s commitments, working capital requirements and capital expenditures at its existing mining interests. This leaves the Company’s current cash balance available to pursue future growth plans. The Company had cash on hand at December 31, 2012 of $24.2 million. In addition, the Company has $16.5 million in accounts payable and accrued liabilities, and $17.6 million (C$18.0 million) in debt related to the Sprott loan facility.

Cash flow provided by operating activities will vary depending on the prices of gold, fluctuations in the Mexican peso value, total production, and the extent of expenditure on mine development and other capital projects during the year. The Company expects to generate positive cash flow from operating activities over the next year achieved through strong production results at the Mine.

A summary of non-discounted liabilities and future operating commitments are as follows:

					Greater
		Less than			than 5
	Total	1 year	1 - 3 years	3 - 5 years	years
Trade payables and accrued liabilities	$16,509	$16,509	$-	$-	$-
Vendor loan	1,725	1,725	-	-	-
Loan facility (C$18,000)	18,092	18,092	-	-	-
Interest payments on loan facility	1,447	1,447	-	-	-
Future operating commitments (1)	295,807	58,308	138,006	99,493	-
Provision for site reclamation and closure (2)	2,973	-	-	-	2,973
Other provisions (3)	1,308	-	-	1,308	-
	$337,861	$96,081	$138,006	$100,801	$2,973

(1)

The future operating commitments of the Company are mainly due to the mining contract with Peal de Mexico, S.A. de C.V. (“Peal”). The original Peal contract was for 42 months, however an addendum was signed effective November 1, 2012 for five years (December 31, 2012 - 46 months remaining) and covers substantially all mining services at a cost of $1.59 per tonne of material mined ($1.64 per the original contract). In addition, the new Peal contract contains a provision for a reduced cost of $1.57 per tonne on the tonnage moved in a month exceeding 2,500,000 tonnes (but less than 3,000,000 tonnes), and a reduced cost of $1.55 per tonne on the tonnage moved in a month exceeding 3,000,000 tonnes. The Peal commitment is based on the forecasted minimum tonnage to be mined until the end of the mining contract, and would be significantly less in the event that mining activities at the Mine ceased. Operating commitments also includes a guarantee provided by the Company for the office premises at its corporate office.

(2)	Provision for site reclamation and closure represents the non-discounted amount of the estimated cash flows required to settle the retirement obligations of the Mine.
(3)

Other provisions represent the non-discounted amount of the demobilization costs related to the Peal contract, whereby the Company is responsible for demobilization costs of $0.9 million (plus value added tax) payable one month prior to the end of the mining contract. These obligations have been recorded at an annualized discount rate of 1.36%, reflecting the implied interest rate, and calculated according to the formula stipulated in the contract.

Various tax and legal matters are outstanding from time to time. In the event that managements estimate of the future resolution of these matters changes, the Company will recognize the effects of these changes in the consolidated financial statements on the date such changes occur. The Company will also have commitments with regards to payments going to El Picacho and San Onesimo exploration properties at various dates until January 2015.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

Cash flow

	Three months ended		Year ended	Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011
Cash flow provided by operating activities	$12,897	$11,458	$46,869	$25,304
Cash flow used in investing activities	$(17,696)	$(7,996)	$(34,339)	$(27,366)
Cash flow provided by (used in) financing activities	$872	$(699)	$1,782	$6,357

Cash flow from operating activities for Q4 2012 was $12.9 million, compared to $11.5 million for the three months ended December 31, 2011. The main drivers are higher sales for the period resulting in profit before income tax of $16.0 million compared to $13.3 million during the three months ended December 31, 2011. Movements in trade receivables reduced cash flows by $4.4 million during Q4 2012, compared to $1.7 million during the three months ended December 31, 2011, while the movements in inventories and stockpile decreased cash flows by $1.0 million in Q4 2012, compared to $2.6 million in the three months ended December 31, 2011. Tax payments increased during Q4 2012 to $3.2 million, compared to $1.2 million during the three months ended December 31, 2012 as a result of the increased profitability of the Company.

Similarly, cash flow from operating activities for YTD 2012 was $46.9 million, compared to $25.3 million for the nine months ended December 31, 2011. This increase is the result of an increase in profit before income tax to $57.1 million in YTD 2012, compared to $32.7 million for the nine months ended December 31, 2011. Other contributing factors were the cash outflows relating to inventories and stockpile being $10.2 million in YTD 2012, compared to $16.6 million in the nine months ended December 31, 2011. Cash outflows relating to advances and prepaids were $0.2 million in YTD 2012, compared to $2.2 million for the nine months ended December 31, 2011. These impacts were offset by a cash inflow related to trade payables and accrued liabilities of $2.2 million during YTD 2012, compared to $1.6 million for the nine months ended December 31, 2011. Lastly, the cash flow from operations in YTD 2012 was impacted by the income tax paid of $16.1 million, compared to $2.0 million in the nine months ended December 31, 2011.

Cash flow used in investing activities for Q4 2012 was $17.7 million (YTD 2012 - $34.3 million), compared to $8.0 million for the three months ended December 31, 2011 and $27.4 million for the nine months ended December 31, 2011 as a result of a significant increase in expenditures on mineral properties, plant and equipment, mainly due to the installation of additional crushing capacity.

Cash flow provided by financing activities for Q4 2012 was $0.9 million (YTD 2012 - $1.8 million), compared to cash flow used in financing activities of $0.7 million during the three months ended December 31, 2011 and cash flow provided by financing activities of $6.4 million during the nine months ended December 31, 2011. This decrease is mainly due to the repayment towards the old long-term debt of $12.6 million offset by the proceeds received from the new long-term debt in the amount of $18.2 million during the three months ended June 30, 2011. Cash flow from shares issued for cash was $1.2 million during Q4 2012 (YTD 2012 - $3.6 million), compared to $1.8 million during the three months ended December 31, 2011 (nine months ended December 31, 2011 - $2.0 million).

At the Gold Property, a significant amount of the operating expenditures are denominated in Mexican pesos, while a significant amount of head office costs in Canada are denominated in Canadian dollars. Fluctuations in these currencies can have an impact on the Company’s costs. During the current period, the Mexican peso averaged MXP 12.94 to $1.00, and the Canadian dollar averaged C$0.99 to $1.00, compared to MXP 13.64 to $1.00, and C$1.02 to $1.00 during the three months ended December 31, 2011.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

Capital resources

The capital of the Company consists of the consolidated equity and the loan facility, net of cash.

	December 31,	December 31,
	2012	2011
Equity	$147,815	$101,600
Loan facility	17,641	17,245
	165,456	118,845
Less: Cash	(24,188)	(9,865)
	$141,268	$108,980

At December 31, 2012, there were no externally imposed capital requirements to which the Company is subject and with which the Company has not complied.

The capital resources of the Company have increased to $141.3 million from $109.0 million at December 31, 2011 due to the increased profitability of the Company. The old debt agreement provided for a lump sum payment of principal on maturity in July 2012, with interest paid at the rate of 1% per month.

The loan is secured by among other things, a first charge on the assets of Molimentales del Noroeste, SA de CV. On July 5, 2012, the Company extended its long-term debt in the form of a loan facility. The new C$18.0 million loan facility will be repayable in full on or before December 31, 2013. The interest rate on the loan facility will be at 8% per annum. As part of the terms to the extension, the Company paid a fee to the lender of 2% of the loan facility value, payable in common shares of the Company priced at a 10% discount to the 10 day weighted average closing price of the shares. In the event the loan facility has not been repaid by July 28, 2013, a further fee of 1% of the loan facility amount outstanding on that date will be paid to the lender in shares priced at the same discount on that date.

Related party transactions

The Company’s related parties include key management personnel and any transactions with such parties for goods and/or services are made on regular commercial terms and are considered to be at arm’s length. During the year ended December 31, 2012 and nine months ended December 31, 2011, the Company entered into the following transactions with related parties:

  The Company incurred $30 (nine months ended December 31, 2011 - $nil) of consulting fees to directors and officers; and
  At December 31, 2012, $5 (December 31, 2011 - $33) was due to these directors and officers.

Key management are those personnel having the authority and responsibility for planning, directing, and controlling the Company and include the President, the Chief Executive Officer, the Chairman, the Chief Financial Officer, the Chief Operations Officer, directors, and the General Manager of the Mine. Salaries, benefits and bonuses are included in corporate and administrative expenses.

Key management compensation includes:

		Nine months
	Year ended	ended
	December 31,	December 31,
	2012	2011
Salaries and benefits	$1,628	$1,160
Bonuses	372	501
Share-based payments	5,532	3,542
	$7,532	$5,203

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

Dividends

No dividends were declared or paid during the three months ended December 31, 2012.

Outstanding share data

The total number of outstanding common shares and share options at March 15, 2013 are 144,084,045 and 8,950,000, respectively.

NON-GAAP MEASURES

Cash cost per gold ounce

Cash cost per gold ounce on a by-product basis is a non-GAAP performance measure that management uses to assess the Company’s performance for the current period and its expected performance in the future. The Company has included the non-GAAP performance measure of cash cost per gold ounce on a by-product basis throughout this document. The Company reports the cash cost per gold ounce on a sales basis. In the gold mining industry, this is a common performance measures but does not have any standardized meaning. As such, it is unlikely to be comparable to similar measures presented by other issuers. In reporting the cash cost per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute Standard.

The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measure of performance prepared in accordance with GAAP.

The cash cost per gold ounce on a by-product basis is calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces sold.

The following table provides a reconciliation of the cash cost per gold ounce on a by-product basis to the consolidated financial statements:

	Three months ended		Year ended	Nine months ended
	December 31,	December 31,	December 31,	December 31,
	2012	2011	2012	2011

Production costs	$18,936	$14,497	$71,645	$34,536
Less: By-product silver credits	(502)	(351)	(1,683)	(1,006)
Cash costs on by-product basis	18,434	14,146	69,962	33,530

Divided by gold sold (oz)	24,241	21,895	94,128	56,777
Total by-product cash cost per gold ounce	$760	$646	$743	$591

For further details on the calculation of production costs, refer to the notes to the consolidated financial statements. Cash cost per gold ounce is not necessarily indicative of operating profit or cash flow from operations as determined under GAAP. Other companies may calculate this measure differently.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have been prepared in accordance with IFRS.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make estimates based on assumptions about future events that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized prospectively in the period in which the estimate is revised.

Management has made the following critical judgements and estimates:

Critical judgements in applying accounting policies

The critical judgements that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

Functional currency

The functional currency of each entity is determined after consideration of the primary economic environment of the entity, and is reviewed when primary indicators change. The Company considers the impact of changes to primary indicators such as the commencement of commercial operations and/or a significant increase in sales in a currency other than the established functional currency. Changes to a primary indicator which are considered to be both substantive and ongoing may result in applying a change in functional currency to the respective entity.

Operating levels intended by management

Prior to reaching operating levels intended by management, costs incurred are capitalized as part of the costs of related mineral properties.

Any proceeds generated from incidental metal sales prior to reaching the intended operating levels are offset against the costs capitalized; depletion of such capitalized costs commences upon reaching the intended operating levels. The consolidated statement of earnings and comprehensive income has been impacted by management’s determination that the San Francisco Mine reached the intended operating levels on April 1, 2010.

Key sources of estimation uncertainty

The significant assumptions about the future and other major sources of estimation uncertainty at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

Impairments

The Company assesses its mining interest assets annually to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long-term commodity prices, discount rates, future capital requirements, exploration potential and operating performance.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

Mineral reserves

Proven and probable mineral reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons.

The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgements to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgements made in estimating the recovery rate, size and grade of the ore body.

Changes in the proven and probable reserves or measured, indicated and inferred mineral resource estimates may impact the carrying value of exploration and evaluation properties, plant and equipment, site reclamation and closure provisions, recognition of deferred tax amounts and depreciation and depletion.

Depreciation and depletion

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on proven and probable reserves.

The calculation of the UOP rate, and therefore the annual depreciation and depletion expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual recovery rates and costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgement is involved in the estimation of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Deferred stripping costs

In determining whether stripping costs incurred during the production phase of a mining property relate to reserves and resources that will be mined in a future period and therefore should be capitalized, the Company makes estimates of the stripping activity over the life of the mining property (“life of mine strip ratio”). Changes in estimated life of mine strip ratios can result in a change to the future capitalization of stripping costs incurred. At December 31, 2012, the carrying amount of stripping costs capitalized was $25.2 million.

Inventories

Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are accumulated as the cost of ore in stockpiles, ore in process and finished metal inventory. These amounts are carried at the lower of average cost or net realizable value (“NRV”) and subject to significant measurement uncertainty.

Write-downs of ore in stockpiles, ore in process, and finished metal inventory resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the ore in process based on current mining costs, including applicable depreciation and depletion relating to mining operations incurred up to the point of placing the ore on the leach pad. Costs are removed from ore in process based on the average cost per estimated recoverable ounce of gold on the leach pad as the gold is recovered.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates.

The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.The allocation of costs to ore in stockpiles, ore in process, and finished metal inventory and the determination of NRV involve the use of estimates. There is a high degree of judgement in estimating future costs, future production levels, proven and probable reserves estimates, gold prices, and the ultimate estimated recovery for ore in process. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

Provision for site reclamation and closure

Site reclamation and closure provisions are recognized in the period in which they arise and are stated as the present value of estimated future costs. These estimates require extensive judgement about the nature, cost and timing of the work to be completed, and may change with future changes to costs, environmental laws and regulations and remediation practices. In view of uncertainties concerning environmental rehabilitation, the ultimate costs could be materially different from the amounts estimated.

The estimates of a future site reclamation and closure provision are subject to change based on amendments to applicable laws and legislation. Future changes in site reclamation and closure provisions, if any, could have a significant impact and would be reflected prospectively, as a change in accounting estimate.

Deferred taxes

The Company’s provision for income taxes is estimated based on the expected annual effective tax rate. The current and deferred components of income taxes are estimated based on forecasted movements in temporary differences. Changes to the expected annual effective tax rate and differences between the actual and expected effective tax rate and between actual and forecasted movements in temporary differences will result in adjustments to the Company’s provision for income taxes in the period changes are made and/or differences are identified.

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company’s control, and are feasible and implementable without significant obstacles.

The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Share-based payments

Share-based payments are measured at fair value. Share options and share purchase warrants are measured using the Black-Scholes option pricing model based on estimated fair values of all share-based awards at the date of grant and is expensed to profit or loss over each award’s vesting period.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

The Black-Scholes option pricing model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Contingencies

Due to the nature of the Company’s operations, various legal and tax matters can arise from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements for the period in which such changes occur.

In the fourth quarter of 2012, the Mexican government amended the Federal labour law regarding subcontracting arrangements in order to prevent the use of service companies to evade labour and tax obligations. As is common place, the Company currently operates in Mexico using these subcontracting arrangements. The amendments set forth by the Mexican government also include certain regulatory requirements regarding an employer’s obligation to compensate employees with appropriate statutory profit sharing within the country. The Company has assessed the implications of these amendments and has determined that, other than what is presently recorded, it is probable that no additional obligation for statutory profit sharing payments is required to be recorded in the Company’s consolidated financial statements as at and for the year ended December 31, 2012.

CHANGES IN ACCOUNTING STANDARDS

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2012. The Company anticipates that the most significant of these standards is as follows:

Accounting standards effective January 1, 2013

Stripping costs in the production phase of a surface mine

IFRIC 20 - Stripping Costs in the Production Phase of a Surface Mine clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods.

The Company is currently evaluating the impact the new guidance is expected to have on its consolidated financial statements.

CONTROLS AND PROCEDURES

Disclosure controls and procedures

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, is made known to the Company’s certifying officers. The Company’s CEO and CFO believe that the Company’s disclosure controls and procedures are effective in providing reasonable assurance that information required to be disclosed under applicable securities regulations is recorded, processed, summarized and reported within the time periods specified. Management regularly reviews the Company’s disclosure controls and procedures however, they cannot provide an absolute level of assurance because of the inherent limitations in cost effective control systems to prevent or detect all misstatements due to error or fraud.

At December 31, 2012, under the supervision and with the participation of the Company’s CEO and CFO, management conducted an evaluation of the design and operating effectiveness of the Company’s disclosure controls and procedures. Based on this evaluation, management concluded that the Company’s disclosure controls and procedures are effective as of that date.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

Internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company uses the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") internal control framework to design internal controls over financial reporting.

Internal control over financial reporting includes those policies and procedures that:

  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Timmins Gold Corp.;
  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of Timmins Gold Corp. are being made only in accordance with authorizations of management and directors of Timmins Gold Corp.; and
  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Timmins Gold Corp.’s assets that could have a material effect on the financial statements.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

At December 31, 2012, under the supervision and with the participation of our CEO and CFO, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting. Based its evaluation, management concluded that the Company’s internal control over financial reporting was effective as of that date.

There has been no change in the Company’s internal control over financial reporting during the year ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISKS AND UNCERTAINTIES

Risk Factors Relating to the Company’s Business

The Company’s revenue is derived primarily from the sale of gold, and therefore decreases in the price of gold may cause the Company’s revenue to decrease substantially.

The majority of the Company’s revenue is derived from the sale of gold, and therefore fluctuations in the price of gold represent one of the most significant factors affecting the Company’s operations and profitability. To a lesser extent, the Company also generates revenue from other by-product or co-product metals, such as silver. The price of gold and other commodities has fluctuated widely in recent years and is affected by numerous factors beyond the Company’s control, including:

  levels of supply and demand;
  global or regional consumptive patterns;
  sales by government holders;
  metal stock levels maintained by producers and others;
  increased production due to new mine developments and improved mining and production methods;
  speculative activities;
  inventory carrying costs;
  availability and costs of metal substitutes;
  international economic and political conditions;
  interest rates;
  currency values; and
  inflation.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

The market price of gold and other metals may decline from current levels. Declining market prices for gold or other metals could materially adversely affect the Company’s operations and profitability.

Further, a decline in the market price of gold may also require the Company to write-down its mineral reserves, which would have a material adverse effect on its earnings and profitability. The Company currently does not enter into forward contracts with respect to or otherwise hedge its potential future gold sales.

The Company’s inability to access additional capital could have a negative impact on its growth strategy.

The Company currently has limited financial resources and operating income, and adequate funding may not be available to further its exploration and development projects. The Company may need to raise additional capital to fund its operations, and such capital may not be available on commercially acceptable terms, if at all.

If the Company is unable to obtain additional capital on commercially acceptable terms, the Company may be forced to reduce or curtail its operations or its anticipated exploration activities. Although the Company has been successful in the past in financing its activities through the sale of equity securities, it may not be able to obtain sufficient financing in the future. Our ability to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions as well as the business performance of the Company.

The Company operates in a highly competitive industry with many large competitors, and it expects that competition may intensify in the future.

The gold mining industry is intensely competitive, and the Company competes with other companies that have greater financial and human resources and technical facilities. Competition is primarily for mineral-rich properties which can be developed and produced economically; the technical expertise to find, develop, and produce such properties; the labor and equipment to operate such properties; and the capital to finance the development of such properties. Many of the Company’s competitors not only explore for and mine precious metals, but conduct refining and marketing operations on a worldwide basis and have far greater financial and technical resources than the Company. In addition, the high price of gold is encouraging new entrants to start competing companies and established companies to expand gold mining operations significantly. Such competition may result in the Company being unable to acquire desired properties, recruit or retain qualified employees or acquire the capital necessary to fund its operations and develop its properties, which could have an adverse effect on our results.

The Company has a limited operating history and therefore cannot ensure the long-term successful operation of its business or the execution of its business plan.

The Company was incorporated on March 17, 2005 and commenced commercial production on April 1, 2010. As a result, the Company has a very limited operating history upon which stakeholders may evaluate its proposed business and prospects. The Company’s existing and proposed business operations will be subject to numerous risks, uncertainties, and expenses. Difficulties associated with early stage extractive operations and the exploration and development of new mineral properties, are more fully described within other sections of risks and uncertainties faced by the Company.

The Company is subject to particular risks associated with doing business in Mexico, any of which could result in additional costs to the Company and cause its operating results to suffer.

The Company’s only operating mine and all of its exploration properties are located in Mexico. In the past, Mexico has been subject to a number of risks and uncertainties, including:

  terrorism and hostage taking;
  expropriation or nationalization without adequate compensation;
  difficulties enforcing judgements obtained in Canadian or United States courts against assets located outside of those jurisdictions;
  labor unrest;
  high rates of inflation;
  changes to royalty and tax regimes;

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)
  substantial fluctuations in currency exchange rates;
  volatile local political and economic developments;
  difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations; and
  difficulty obtaining key equipment and components for equipment.

Any of these factors, among others, may cause changes in the existing business or regulatory environment in Mexico with respect to mineral exploration and mining activities, which could result in additional costs to the Company and thereby cause its operating results to suffer.

In addition, the enforcement by the Company of its legal rights to exploit its properties may not be recognized by the government of Mexico or by its court system.

These risks, along with any variation from the current regulatory, economic and political climate may limit or disrupt the Company’s operations, restrict the movement of funds or result in the deprivation of contractual rights.

The Company’s business is subject to various governmental regulations, and compliance with these regulations may cause the Company to incur significant expenses. If the Company fails to maintain compliance with applicable regulations, it may be forced to pay fines, be subject to civil penalties or be forced to temporarily halt or cease operations.

The Company’s business is subject to a variety of federal, state, provincial and local laws and regulations in Mexico and Canada, including:

  environmental protection;
  management and use of toxic substances and explosives;
  management of natural resources;
  exploration, development, production and post-closure reclamation of mines;
  imports and exports;
  price controls or production restrictions;
  taxation;
  mining royalties;
  labor standards and occupational health and safety, including mine safety; and
  historical and cultural preservation.

The Company’s activities relating to the Mine are subject to, among other things: regulations promulgated by SEMARNAP, Mexico’s environmental protection agency; DGM, the Mexican Department of Economy - Director General of Mines; and the regulations of CONAGUA, the Comision Nacional del Agua with respect to water rights. Mexican regulators have broad authority to shut down and/or levy fines against facilities that do not comply with regulations or standards.

The costs associated with compliance with these laws and regulations are substantial and possible future laws and regulations, changes to existing laws and regulations or more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of the Company’s operations and delays in the development of its properties. Moreover, these laws and regulations may allow governmental authorities and private parties to bring lawsuits based upon damages to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, or possibly even those actions of parties from whom the Company acquired its properties, and could lead to the imposition of substantial fines, penalties or other civil or criminal sanctions. It is difficult to strictly comply with all regulations imposed on the Company, and even with the application of considerable care the Company may inadvertently fail to comply with certain laws. Such events can lead to fines, penalties, loss, reduction or expropriation of entitlements, the imposition of additional local or foreign parties as joint venture partners and other material negative impacts on the Company.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

If the Company is unable to hire, train, deploy and manage qualified personnel in a timely manner, particularly in Mexico, its ability to manage and grow its business will be impaired.

Recruiting and retaining qualified personnel is critical to the Company’s success. The Company is dependent on the services of key executives including our President and Chief Executive Officer and other highly skilled and experienced executives and personnel focused on managing the Company’s interests. The number of persons skilled in acquisition, exploration and development of mineral properties is limited and competition for such persons is intense. As the Company’s business activity grows, the Company will require additional key financial, administrative and mining personnel as well as additional operations staff, particularly in Mexico. The Company may not be successful in attracting, training and retaining qualified personnel as competition for persons with these skill sets increases.

If the Company is not successful in attracting, training and retaining qualified personnel, the efficiency of its operations could be impaired, which could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

It may be particularly difficult to find or hire qualified personnel in the mining industry who are situated in Mexico, to obtain all of the necessary services or expertise in Mexico, or to conduct operations on the Company’s projects at reasonable rates.

If qualified personnel cannot be obtained in Mexico, the Company may need to obtain those services outside of Mexico, which will require work permits and compliance with applicable laws and could result in delays and higher costs to the Company.

The Company may be unable to obtain or renew required government permits, or may only be able to do so at significant expense, which may harm its operating results.

In the ordinary course of business, the Company is required to obtain and renew governmental permits and licenses for the operation and expansion of existing operations or for the development, construction and commencement of new operations. Obtaining or renewing the necessary governmental permits and licenses is a complex and time-consuming process, often involving public hearings and costly undertakings on the Company’s part.

The duration and success of the Company’s efforts to obtain and renew permits and licenses are contingent upon many variables not within its control, including the interpretation of applicable requirements implemented by the permitting authority. The Company may not be able to obtain or renew permits or licenses that are necessary to its operations, or the cost to obtain or renew permits or licenses may exceed what the Company believes it can recover from a given property once in production. Any unexpected delays or costs associated with the permitting and licensing process, including challenges to the terms of such permits or licenses, whether successful or unsuccessful, could delay the development or impede the operation of a mine, which could adversely impact the Company’ operations and profitability.

In order for the Company to carry out its mining activities, its exploitation licenses must be kept current. There is no guarantee that the Company’s exploitation licenses will be extended or that new exploitation licenses will be granted. In addition, such exploitation licenses could be changed and applications to renew existing licenses may not be approved. The Company may also be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties, and will also be required to obtain and comply with permits and licenses that may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. The Company may not be able to comply with any such conditions.

Failure to discover new reserves, maintain or enhance existing reserves or develop new operations could negatively affect the Company’s future results and financial condition.

The long-term operation of the Company’s business and its profitability is dependent, in part, on the cost and success of its exploration and development programs. Most of the Company’s properties are in the exploration and development stages and only the San Francisco property has a mineralization considered a probable mineral reserve pursuant to CIM standards. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

The Company’s mineral exploration and development programs may not result in any discoveries of bodies of commercially viable mineralization, and even if commercial quantities of mineralization are discovered, the Company may not be able to bring the mineral property into commercial production. Development of the Company’s mineral properties will follow only upon obtaining satisfactory exploration results. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), metal prices, anticipated capital and operating costs and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals and environmental protection. Most of the above factors are beyond the Company’s control. As a result, the Company’s acquisition, exploration and development programs may not yield new reserves to replace or expand current reserves. Unsuccessful exploration or development programs could have a material adverse impact on the Company’s operations and profitability.

In addition, the Company’s ability to sustain its present levels of gold production is dependent upon the identification of additional reserves at the Mine. If the Company is unable to develop new ore bodies, it may not be able to sustain or increase present production levels. Reduced production would have a material and adverse impact on future cash flows, results of operations and financial condition.

The Company is subject to various operating risks and hazards associated with its exploration and mining operations, any of which could cause it to incur substantial expenses or affect the economic feasibility of its projects. The Company may be unable to insure against such risks, or to insure against such risks at a reasonable cost.

The ownership, operation and development of a mine or mineral property involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

  environmental hazards;
  industrial accidents, explosions and third party accidents;
  the encountering of unusual or unexpected geological formations;
  ground falls, rock bursts, cave-ins and seismic activity including earthquakes;
  fires and flooding;
  metallurgical and other processing problems, including the availability and costs of processing and refining facilities;
  availability of economic sources of power;
  variations in grade, deposit size, density and other geological problems;
  unanticipated adverse geotechnical conditions;
  incorrect data on which engineering assumptions are made;
  mechanical equipment performance problems;
  unavailability or significant changes in the cost of materials and equipment including fuel;
  labor force disruptions;
  title claims, including aboriginal land claims;
  unanticipated transportation costs; and
  periodic interruptions due to inclement or hazardous weather conditions.

These occurrences could result in:

  environmental damage and liabilities;
  work stoppages, delayed production and resultant losses;
  increased production costs;
  damage to, or destruction of, mineral properties or production facilities and resultant losses;
  asset write downs;
  monetary losses;
  claims for compensation of loss of life and/or damages in connection with accidents that occur on company property, and punitive awards in connection with those claims; and
  other liabilities.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

These factors, among others, may cause anticipated capital and operating costs, production and economic returns, or other estimates to differ significantly from the Company’s actual capital and operating costs. It is not always possible to fully insure against such risks and the Company may decide not to insure against such risks due to high premiums or for other reasons. Should any such uninsured liabilities arise, they could adversely impact the Company’s profitability.

The Company’s operations are dependent on the accessibility and reliability of existing local infrastructure, and its exploration activities are dependent upon adequate infrastructure being available in the future.

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company’s projects. If adequate infrastructure is not available in a timely manner, the exploitation or development of the Company’s projects may not be commenced or completed on a timely basis, if at all.

In addition, the resulting operations may not achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company’s advanced projects will be higher than anticipated. In addition, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the Company’s operations and profitability.

The Company is subject to extensive environmental regulation, and any failure of compliance could result in fines or government sanctions, civil liabilities and damage to its reputation.

All phases of the Company’s operations are subject to environmental laws and regulations. These laws and regulations set certain standards regarding health and environmental quality, and provide for penalties and other liabilities for violations, as well as obligations to rehabilitate current and former properties in certain circumstances.

Furthermore, operating permits could be temporarily withdrawn where there is evidence of serious breaches of health and safety, or even permanently, in the case of extreme breaches. Significant liabilities could be imposed on the Company for damages, clean-up costs or penalties in the event of certain discharges into the environment, environmental damage caused by previous owners of acquired properties or noncompliance with environmental laws. In addition, environmental legislation in Mexico is generally evolving in a manner which will require stricter standards and will be subject to increased enforcement, fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Such changes in environmental regulation, if any, may adversely impact the Company’s operations and profitability.

Land reclamation requirements may be burdensome.

Land reclamation requirements are generally imposed on companies with mining operations in order to minimize the long term effects of land disturbance, and the Company is subject to such requirements at its mineral properties. Reclamation obligations include requirements to:

  control dispersion of potentially harmful effluents; and
  reasonably re-establish pre-disturbance land forms and vegetation.

In order to carry out reclamation obligations arising from exploration and development activities, the Company must allocate financial resources that might otherwise be spent on further exploration and development programs. If the Company is required to carry out unanticipated reclamation work, its financial position could be adversely affected.

The Company’s production and exploration depend on its ownership of, or control over, the properties on which it operates, and maintaining existing property rights or obtaining new rights is a highly competitive and costly process.

The Company’s ability to carry out successful mining activities will depend in part on its ability to obtain tenure to its properties to the satisfaction of international lending institutions.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

The issue of any such licenses must be in accordance with Mexican law and, in particular, relevant mining legislation. The validity of mining or exploration titles or claims or rights, which constitute most of the Company’s property holdings, can be uncertain and may be contested.

The Company has used reasonable commercial efforts to investigate its title or claims to its various properties and, to its knowledge, except where it has otherwise identified, those titles or claims to material properties are in good standing. However, the Company has not conducted surveys of all the claims in which it holds direct or indirect interests and therefore, the precise area and location of such claims may be in doubt. The Company’s properties may also be subject to prior unregistered liens, agreements or transfers, native land claims or undetected title defects. The Mexican government may revoke or significantly alter the conditions of the applicable exploration and mining titles or claims, and such exploration and mining titles or claims may be challenged or impugned by third parties, which could materially impact the Company’s rights to its various properties or interests. Title insurance is generally not available for mineral properties, and the Company’s ability to ensure that it has obtained secure claims to individual mineral properties or mining concessions may be severely constrained.

Mines have limited lives and, as a result, the Company continually seeks to replace and expand reserves through the acquisition of new properties.

In addition, there is a limited supply of desirable mineral lands available in areas where the Company would consider conducting exploration and/or production activities. Because the Company faces strong competition for new properties from other mining companies, some of which have greater financial resources than it does, the Company may be unable to acquire attractive new mineral properties on terms that it considers acceptable. Competition in the mining business for limited sources of capital could adversely impact the Company’s ability to acquire and develop suitable mines, developmental projects or properties having significant exploration potential. As a result, the Company’s acquisition and exploration programs may not yield new mineral reserves to replace or expand current mineral reserves.

The process of estimating mineral reserves and resources is subject to inherent uncertainties, and reported reserves may not accurately reflect the economic viability of the Company’s properties.

There is a degree of uncertainty attributable to the calculation of mineral reserves and mineral resources. Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only. Levels of metals indicated by such mineral reserves or mineral resources may not be produced, and the Company may not receive the price assumed in determining its reserves.

These estimates are expressions of judgement based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the reserve and resource estimates included in this MD&A are well established and reflect management’s best estimates, by their nature reserve and resource estimates are imprecise and depend, to a certain extent, upon analysis of drilling results and statistical inferences that may ultimately prove unreliable.

Furthermore, fluctuations in the market price of metals, as well as increased capital or production costs or reduced recovery rates may render ore reserves uneconomic and may ultimately result in a reduction of reserves. The extent to which resources may ultimately be reclassified as proven or probable reserves is dependent upon the demonstration of their profitable recovery. The evaluation of reserves or resources is always influenced by economic and technological factors, which may change over time. Resource estimates may not ultimately be reclassified as proven or probable reserves. If the Company’s reserve or resource figures are inaccurate or are reduced in the future, this could have an adverse impact on its future cash flows, earnings, results of operations and financial condition.

In estimating its reserves and resources, the Company relies on laboratory-based recovery models to project estimated recoveries by ore type at optimal crush sizes. Actual gold recoveries in a commercial heap leach operation may exceed or fall short of projected laboratory test results. In addition, the grade of mineralization ultimately mined may differ from the one indicated by the drilling results and the difference may be material.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

Production can be affected by such factors as permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations, inaccurate or incorrect geological, metallurgical or engineering work and work interruptions, among other things. Short term factors, such as the need for an orderly development of deposits or the processing of new or different grades, may have an adverse effect on mining operations or the results of those operations.

Minerals recovered in small scale laboratory tests may not be duplicated in large scale tests under on-site conditions or in production-scale operations. Material changes in proven and probable reserves or resources, grades, waste-to-ore ratios or recovery rates may affect the economic viability of projects. The estimated proven and probable reserves and resources the Company discloses should not be interpreted as assurances of mine life or of the profitability of future operations.

The Company has engaged expert independent technical consultants to advise it on, among other things mineral reserves and resources and project engineering at the Mine. The Company believes these experts are competent and that they have and will carry out their work in accordance with all internationally recognized industry standards. If, however, the work conducted and to be conducted by these experts is ultimately found to be incorrect or inadequate in any material respect, the Company may experience delays and increased costs.

The process of estimating future mine production and related costs are subject to inherent uncertainties, and actual results may differ materially from such estimates.

The Company periodically prepares estimates of future mine production and future production costs for the Mine. There can be no assurance that the Company will achieve these production estimates.

These production estimates are dependent on, among other things: the accuracy of underlying mineral reserve estimates; the accuracy of assumptions regarding ore grades and recovery rates; ground conditions and physical characteristics of ores; equipment and mechanical availability; labor availability; facilities and infrastructure; having sufficient materials and supplies on hand; and the accuracy of estimated rates and costs of mining and processing. Failure to achieve production estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The Company’s actual production and costs may vary from its estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors, such as the need for sequential development of ore bodies and the processing of new or different ore grades from those planned; and the risks and hazards associated with mining described throughout the “Risk Factors Relating to the Company’s Business”. In addition, metal recoveries in small scale laboratory tests may not be duplicated in larger scale tests under on-site conditions or during production, and known and experienced recoveries may not continue.

Costs of production may also be affected by changing stripping ratios, ore grade metallurgy, labor costs, costs of supplies and services (such as fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve cost estimates could have a material and adverse effect on any or all of the Company’s future cash flows, results of operations and financial condition.

The expansion and development of the Company’s mineral properties is uncertain and subject to risk.

The development of the Company’s properties that are found to be economically feasible will require the expansion and improvement of existing mining operations, as well as the construction and operation of additional mines, processing plants and related infrastructure. As a result, the Company is subject to all of the risks associated with establishing and expanding mining operations and business enterprises including:

  the timing and cost, which will be considerable, of the construction of additional mining and processing facilities;
  the availability and costs of skilled labor, power, water, transportation and mining equipment;
  the availability and cost of appropriate smelting and/or refining arrangements;
  the need to obtain necessary environmental and other governmental approvals, permits and licenses, and the timing of those approvals, permits and licenses; and
  the availability of funds to finance construction and development activities.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

It is not unusual in new mining operations to experience unexpected problems and delays during the construction and development of a mine. In addition, delays in the commencement or expansion of mineral production often occur and, once commenced or expanded, the production of a mine may not meet expectations or estimates set forth in feasibility or other studies. Accordingly, the Company may not be able to successfully develop and expand mining operations or profitably produce precious metals at its exploration or development-stage properties.

The Company’s results may be negatively affected by currency exchange rate fluctuations.

Fluctuations in currency exchange rates, particularly the weakening or strengthening of the US dollar (being the currency in which the Company’s products are sold) against the Mexican peso (being the currency in which the majority of the Company’s capital and operating costs are incurred), could have a significant impact on the Company’s results of operations. The Company does not currently have a formal policy of actively managing such currency fluctuations, and therefore, such fluctuations may have a significant impact on its financial results in any given period.

Some of the Company’s directors and officers have interests that may be different than the Company’s interests.

Some of the Company’s directors and officers are engaged and will continue to be engaged in the search for additional business opportunities on behalf of other companies, and situations may arise where these directors and officers will be in direct competition with the Company.

Conflicts, if any, will be dealt with in accordance with the relevant provisions of the Business Corporations Act (British Columbia). Some of the Company’s directors and officers are or may become directors or officers of other companies engaged in other business ventures.

In order to avoid potential conflicts of interest which may arise between the directors’ and officers’ duties to the Company and their duties to other companies, the Company’s directors and officers have agreed to the following:

  participation in other business ventures will be allocated on the basis of prudent business judgement and the relative financial abilities and needs of the companies to participate;
  no commissions or other extraordinary consideration will be paid to such directors and officers; and
  business opportunities arising through other companies in which such directors and officers are involved will not be offered to the Company except on the same or better terms than the basis on which they are offered to third party participants.

In addition, the Company’s Corporate Governance and Nominating Committee has developed, and its board of directors has adopted, guidelines which require all directors to disclose all conflicts of interest and potential conflicts of interest to the Company.

The Company may pursue strategic transactions in the future, which could be difficult to implement, disrupt its business or change its business profile significantly.

The Company will continue to consider opportunistic strategic transactions, which could involve acquisitions or dispositions of assets. Any future strategic transaction could involve numerous risks, including:

  potential disruption of the Company’s ongoing business and distraction of management;
  difficulty integrating acquired businesses or segregating assets to be disposed of;
  exposure to unknown and/or contingent or other liabilities, including litigation arising in connection with the acquisition, disposition and/or against any businesses the Company may acquire; and
  changing the Company’s business profile in ways that could have unintended consequences.

If the Company enters into significant strategic transactions in the future, related accounting charges may affect its financial condition and results of operations, particularly in the case of any acquisitions. In addition, the financing of any significant acquisition may result in changes in its capital structure, including the incurrence of additional indebtedness.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

Conversely, any material disposition could reduce its indebtedness or require the amendment or refinancing of a portion of its outstanding indebtedness. The Company may not be successful in addressing these risks or any other problems encountered in connection with any strategic transactions.

Risk Factors Relating to the Company’s Common Shares

The Company does not intend to pay dividends for the foreseeable future.

The Company has never declared or paid any cash dividends on the Company’s common shares and does not intend to pay any cash dividends in the foreseeable future. The Company anticipates that it will retain all of its future earnings for use in the development of its business and for general corporate purposes. Any determination to pay dividends in the future will be at the discretion of the Company’s board of directors. In addition, from time to time the Company may enter into agreements that restrict its ability to pay dividends.

The price of the Company’s common shares may be volatile.

The trading price of the Company’s common shares has been and may continue to be subject to material fluctuations and may increase or decrease in response to a number of events and factors, including:

  changes in the market price of the commodities the Company sells and purchases, particularly gold and silver;
  current events affecting the economic situation and exchange rates in Canada, the United States, Mexico and internationally;
  changes in financial estimates and recommendations by securities analysts;
  acquisitions and financings;
  quarterly variations in operating results;
  the operating and share price performance of other companies that investors may deem comparable;
  the issuance of additional equity securities by the Company or the perception that such issuance may occur; and
  purchases or sales of blocks of the Company’s common shares.

Part of this volatility may also be attributable to the current state of the stock market, in which wide price swings are common. This volatility may adversely affect the prices of the Company’s common shares regardless of the Company’s operating performance and could cause the market price of the Company’s common shares to decline.

The Company may issue additional equity securities which may reduce the Company’s earnings per share.

The Company has in the past issued and may continue to issue equity securities to finance its activities, including in order to finance working capital requirements, capital expenditures and acquisitions. If the Company issues additional common shares, your percentage ownership of the Company will decrease and you may experience dilution in the Company’s earnings per share. Moreover, as the Company’s intention to issue any additional equity securities becomes publicly known, the common share price may be materially and adversely affected.

If securities analysts or industry analysts downgrade the Company’s common shares, publish negative research or reports, or do not publish reports about the Company’s business, the price of and trading volume of the Company’s common shares could decline.

The trading market for the Company’s common shares will be influenced by the research and reports that industry or securities analysts publish about the Company, its business and its market. If one or more analysts adversely change their recommendation regarding the Company’s common shares or its competitors’ securities, the price of the Company’s common shares would likely decline. If one or more analysts cease covering or fail to regularly publish reports about the Company, it could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline. In addition, the Company’s common shares price could be adversely affected by negative stories written or broadcast about it.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

Holders of the Company’s common shares may experience dilution when outstanding options and warrants are exercised, or as a result of additional securities offerings.

There are a number of outstanding options and warrants pursuant to which additional common shares of the Company may be issued in the future. Exercise of such options and warrants may result in dilution to the Company shareholders. In addition, if the Company raises additional funds through the sale of equity securities, shareholders may have their investment further diluted.

CAUTIONARY NOTE TO U.S. INVESTORS

The Company is subject to the reporting requirements of the applicable Canadian securities laws, and as a result it reports its mineral reserves and resources according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by NI 43-101. The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum. U.S. reporting requirements are governed by Industry Guide 7 (“Guide 7”) of the Securities and Exchange Commission (the “Commission”). These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions.

For example, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. In particular, the Company reports “resources” in accordance with NI 43-101.

While the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian regulations, they are not defined terms under standards of the Commission and generally, U.S. companies are not permitted to report resources in documents filed with the Commission. As such, certain information contained in this MD&A concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the Commission.

In addition, an Inferred Mineral Resource has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and it cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

It cannot be assumed that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves, and it cannot be assumed that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM standards differ in certain respects from the standards of the Commission.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements and information contained in this MD&A and the documents incorporated by reference in this MD&A constitute “forward-looking statements” within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as “forward-looking statements”. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this MD&A and the documents incorporated herein by reference include, but are not limited to statements and information regarding: the Company's future mining activities, including mining capacity, recoveries, cash costs, production and mine life; the Company's reserves and resources estimates; the Company’s exploration and development plans, including anticipated costs and timing thereof; the Company’s plans for growth through exploration activities, acquisitions or otherwise; and expectations regarding future maintenance and capital expenditures, working capital requirements, the availability of financing and future effective tax rates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: that contracted parties provide goods and/or services in a timely manner, that no unusual geological or technical problems occur, that plant and equipment function as anticipated and that there is no material adverse change in the price of gold, costs associated with production or recoveries.

TIMMINS GOLD CORP.
Management’s Discussion and Analysis
For the year ended December 31, 2012
(in United States dollars, tabular amounts in thousands, except where noted)

Forward-looking statements involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein.

Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this MD&A and the documents incorporated herein by reference include, but are not limited to: risks and uncertainties relating to the interpretation of drill results, the geology, grade and continuity of mineral deposits and conclusions of economic evaluations; results of initial feasibility, pre-feasibility and feasibility studies, and the possibility that future exploration, development or mining results will not be consistent with the Company’s expectations; risks relating to possible variations in reserves, resources, grade, planned mining dilution and ore loss, or recovery rates and changes in project parameters as plans continue to be refined; mining and development risks, including risks related to accidents, equipment breakdowns, labour disputes (including work stoppages and strikes) or other unanticipated difficulties with or interruptions in exploration and development; the potential for delays in exploration or development activities or the completion of feasibility studies; risks related to the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; risks related to commodity price and foreign exchange rate fluctuations; the uncertainty of profitability based upon the cyclical nature of the industry in which the Company operates; risks related to failure to obtain adequate financing on a timely basis and on acceptable terms or delays in obtaining governmental approvals or in the completion of development or construction activities; risks related to environmental regulation and liability; political and regulatory risks associated with mining and exploration; risks related to the uncertain global economic environment; and other factors contained in the section entitled “Risks and Uncertainties” in the MD&A for the year ended December 31, 2012.

Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this MD&A if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

QUALIFIED PERSON

Pursuant to NI 43-101, Lawrence A. Dick, PhD, P.Geo is the Qualified Person (“QP”) responsible for the technical disclosure in this MD&A.